SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934

                          (Amendment 1)

                 HUDSON'S GRILL OF AMERICA, INC.
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                           444223-10-1
                           (CUSIP No.)


     Robert W. Fischer, Esq., 5956 Sherry Lane, Suite 1204,
                         Dallas, TX 75225
                   Telephone:  (214) 361-7301
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 28, 1995
     (Date of Event Which Requires Filing of this Statement)
                      CUSIP No. 444223-10-1


(1)  Names of Reporting Persons. S.S. or I.R.S.
Identification Nos. of Above Persons:

     D. Marion Wood, 16970 Dallas Parkway, Suite 500,
     Dallas, Texas 75248
     Social Security No. ###-##-####



(2)  Check the Appropriate Row if a Member of a Group (See
Instructions)

     (a)   Not Applicable

     (b)   Not applicable.



(3)  SEC Use Only



(4)  Source of Funds (See Instructions):  Not Applicable



(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e):        Not applicable.



(6)  Citizenship of Place of Organization:  USA


Number of Beneficially Owned Shares by Each Reporting Person
With:

     (7)   Sole Voting Power:              602,846   (10.0%)

     (8)   Shared Voting Power:            none

     (9)   Sole Dispositive Power:         602,846   (10.0%)

     (10)  Shared Dispositive Power:       none



(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:

           602,846 -       Individually

           none -          Shared Voting/Ownership

Total:     602,846 -       (10.0%)



(12) Check if the Aggregate Amount in Row 11 Excludes
Certain Shares (See Instructions):     Not applicable.



(13) Percent of Class Represented by Amount in Row 11:

     10.0%



(14) Type of Reporting Person (See Instructions):  IN


ITEM 1 - SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value per share (the "Common Stock") of Hudson's Grill of America, Inc., a California corporation (the "Company").
The principal executive offices of the Company are located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.


ITEM 2 - IDENTITY AND BACKGROUND

     This statement is filed by D. Marion Wood.  D. Marion
Wood is a Director of the Company, and he is the Chief
Financial Officer.

     D. Marion Wood's business address is 16970 Dallas Parkway, Suite 500, Dallas, Texas 75248. D. Marion Wood is a C.P.A. and is a member in the accounting firm of Wood, Hearn, McClanahan & Delisle, P.L.L.C. During the last five years, D. Marion Wood has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. D. Marion Wood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has had as a result of such proceeding, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to the Federal or State securities laws, or finding any violation with respect to such laws. D. Marion Wood is a citizen of the United States.

     D. Marion Wood previously filed, along with certain other parties, a Schedule 13D dated May 4, 1990. The
Schedule 13D dated May 4, 1990, related to a Voting Trust involving David L. Osborn, as Trustee, and others, which Voting Trust, after a stock split, held 913,235 shares of the Common Stock of the Company. This Voting Trust terminated on May 4, 1994, and the shares of the Company's stock that were held in the trust were transferred to the trust beneficiaries on May 18, 1994.

     This Schedule 13D is being filed because David L. Osborn has assigned shares to certain individuals as orally promised when he acquired a block of shares from Mr. Roy Millender for $1.00. Mr. Osborn agreed to manage the Company (and accept the Millender shares) only if these individuals agreed to help him operate the Company. D. Marion Wood was one of those individuals. David L. Osborn has just assigned the shares to these individuals because the Millender shares were previously pledged to Mr. Travis Bryant, who has just recently released them from the pledge.
D. Marion Wood received 505,000 shares from Mr. Osborn; he previously held 97,846 shares individually.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.


ITEM 4 - PURPOSE OF THE TRANSACTION

     See Item 1 above.

ITEM 5 - INTEREST IN THE SECURITIES OF THE ISSUER

     The following table reflects the number of shares of Common Stock owned by D. Marion Wood, which are beneficially owned by him as of August 28, 1995. D. Marion Wood disclaims beneficial ownership of any shares of Common Stock which are not owned directly by him as reflected in the following table. The filing of this statement will not be construed as an admission that D. Marion Wood is the beneficial owner of any shares with respect to which beneficial ownership is disclaimed.

     D. Marion Wood Share Ownership

           Individually:             602,846    10.0%


                            Footnotes

     (1) D. Marion Wood's spouse may have a community property interest in the shares owned by him, and may have certain rights with respect to such shares.

     (2) The percentages are based upon 6,056,986 shares of Common Stock issued and outstanding as reported on the Company's Annual Report on Form 10-KSB for the year ended
January 1, 1995.

     (3) D. Marion Wood does not have any contract, arrangement, understanding or relationship with any person with respect to any of the securities of the Company.

ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

     None

                           SIGNATURES

     After reasonable inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 1995


                                s/s D. Marion Wood
                                D. MARION WOOD



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